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                           January 26, 2023

       Jeffrey Peck
       Chief Executive Officer
       iSun, Inc.
       400 Avenue D, Suite 10
       Williston, VT 05495

                                                        Re: iSun, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 23,
2023
                                                            File No. 333-269358

       Dear Jeffrey Peck:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at (202) 551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              H. Kenneth Merritt, Jr.